UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

GOLD RESERVE INC.
(Name of Issuer)

          Class A Common Shares
(Title of Class of Securities)

            38068N108
(CUSIP Number)

John Maynard
West Face Capital Inc.
2 Bloor Street East, Suite 810
Toronto, Ontario M4W 1A8
647-724-8911
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

         November 3, 2009
(Date of Event which Requires Filing of this Statement)

If the filing Persons has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
Page 2 of  10 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). WEST FACE CAPITAL INC.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power None
	8.	Shared Voting Power 7,876,922 (1)
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 7,876,922 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,876,922 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 13.3% based on 59,047,477 shares outstanding as of August 12, 2009. (1)
14.	Type of Reporting Person: CO, IA

(1)  This amount includes an amount of Shares that the Reporting Person may be entitled to obtain upon the conversion of convertible bonds.

SCHEDULE 13D
Page 3 of  10 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). GREGORY A. BOLAND
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power None
	8.	Shared Voting Power 7,876,922 (1)
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 7,876,922 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,876,922 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 13.3% based on 59,047,477 shares outstanding as of August 12, 2009. (1)
14.	Type of Reporting Person: IN, HC

(1)  This amount includes an amount of Shares that the Reporting Person may be entitled to obtain upon the conversion of convertible bonds.

Page 4 of  10 Pages

This Amendment No. 2 relates to the Statement of Beneficial Ownership on Schedule 13D filed by West Face Capital Inc. (“West Face”) and Gregory A. Boland (“Mr. Boland”) (collectively, the “Reporting Persons”) with the Securities and Exchange Commission (the “Commission”) on September 25, 2009 (the “Initial Schedule 13D”) and Amendment No. 1 to the Schedule 13D filed on October 20, 2009 (“Amendment No. 1 to the Schedule 13D”).  Except as set forth below, all Items of the Initial Schedule 13D and Amendment No. 1 to the Schedule 13D remain unchanged.  All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Initial Schedule 13D.

Item 3.                    Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended to reflect the following information for updating as of November 3, 2009.

Since the filing of Amendment No. 1 to the Schedule 13D, all Shares acquired by the Reporting Persons were acquired for the account of WFMF, WFLP and WFCLP, except as previously disclosed in the Initial Schedule 13D and Amendment No. 1 to the Schedule 13D.  The aggregate purchase price paid by the Reporting Persons for such Shares was approximately $765,958.

Item 4.                    Purpose of Transaction

Item 4 of the Statement is hereby amended to reflect the following information for updating as of November 3, 2009.

The Reporting Persons acquired the Shares for investment purposes, and such purchases have been made in the Reporting Persons’ ordinary course of business. The Reporting Persons expect to review from time to time their investment in the Company and may, depending on the market and other conditions: (i) purchase additional Shares, options or related derivatives in the open market, in privately negotiated transactions or otherwise and (ii) sell all or a portion of the Shares, options or related derivatives now beneficially owned or hereafter acquired by them.

Also, consistent with their investment intent, the Reporting Persons may engage in communications with, without limitation, one or more shareholders of the Company, one or more officers of the Company and/or one or more members of the board of directors of the Company regarding the Company, including but not limited to its operations and capital structure. Although the acquisition of the Shares is for investment purposes, the Reporting Persons may have engaged in, and may continue to pursue, either alone or with others, discussions with management or directors of the issuer regarding alternatives to protect, grow and ultimately realize long-term value for shareholders.  In this regard, the Reporting Persons recently sent a letter to the Company recommending certain actions, which is attached hereto as Exhibit B.  Furthermore, consistent with its investment research methods and evaluation criteria, the Reporting Persons may discuss such other alternatives as the Reporting Persons deem appropriate with other shareholders, industry analysts, investment and financing professionals or any other third parties.

Except as set forth above, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (d), and (f) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.  The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Page 5 of  10 Pages

Item 5.                    Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended to reflect the following information for updating as of November 3, 2009.

According to information filed by the Company with the Commission, as of August 12, 2009 the number of Shares outstanding was 57,670,555 based on the Company’s Report on Form 6-K, filed on August 12, 2009.  Pursuant to Rule 13d-3(d)(1)(i)(D), in calculating the percentages of beneficial ownership Reporting Persons have added 1,376,922 Shares to the number of Shares outstanding based upon an amount of Shares that the Reporting Persons may be entitled to obtain upon the conversion of convertible bonds.

(a)  Each of West Face and Mr. Boland may be deemed to be the beneficial owner of 7,876,922 Shares (approximately 13.3% of the total number of Shares outstanding).  This amount consists of: (A) 4,226,788 Shares held for the account of WFMF; (B) 2,613,110 Shares held for the account of WFLP; and (C) 1,037,024 Shares held for the account of WFCLP.

(b) Each of West Face and Mr. Boland may be deemed to have shared power to direct the voting and disposition of the 7,876,922 Shares that they may be deemed to beneficially own as set forth above.

(c) Except for the transactions listed on Annex A hereto, all of which were effected through routine brokerage transactions, there have been no transactions with respect to the Shares other than those transactions reflected on the Initial Schedule 13D and Amendment No. 1 to the Schedule 13D.

In accordance with Rule 13d-4 under the Exchange Act, the Initial Schedule 13D, Amendment No. 1 to the Schedule 13D, this Schedule 13D, and any amendments thereto, shall not be construed as an admission that the Reporting Persons are beneficial owners of any securities reflected on the Initial Schedule 13D, Amendment No. 1 to the Schedule 13D, this Schedule 13D, and any amendments thereto.  The Reporting Persons note that, upon conversion of the convertible notes held, the Issuer will have the option to deliver common shares, cash, or a combination of cash and common shares for the notes surrendered, and the Issuer will provide notice of its election to deliver part or all of the conversion consideration in cash within two business days of receipt of the notice of conversion.  In this regard, the Reporting Persons believe, pursuant to Rule 13d-3(d)(1), that they should not be deemed to be a beneficial owner of the underlying equity securities when satisfaction of conditions to an investor's right to acquire the securities, such as is the situation here with respect to the convertible notes, remains outside the Reporting Person's control.

Item 7.                    Materials to be filed as Exhibits

Item 7 of the Statement is hereby amended to reflect the following information for updating as of November 3, 2009.

Page 6 of  10 Pages

EXHIBIT INDEX

Ex.		Page No.
B	West Face Capital Inc. Letter, dated November 3, 2009, to the Board of Directors of Gold Reserve Inc.	9

SCHEDULE 13D
Page 7 of  10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 4, 2009	WEST FACE CAPITAL INC.

By: __/s/ John Maynard________
Name: John Maynard
Title: Chief Financial Officer

Date: November 4, 2009	GREGORY A. BOLAND
By: ___/s/ Gregory A. Boland___

Page 8 of  10 Pages

ANNEX A

RECENT TRANSACTIONS IN THE SECURITIES OF
GOLD RESERVE INC.

A.  Transactions for the account of West Face Long Term Opportunities Master Fund L.P.:

Date of Transaction	Nature of Transaction	Number of Shares	Approximate Price per Share
11/2/2009	PURCHASE	111,800	$1.11
11/2/2009	PURCHASE	72,130	$1.15
11/3/2009	PURCHASE	55,000	$1.37
11/3/2009	PURCHASE	102,838	$1.35

B.  Transactions for the account of West Face Long Term Opportunities (USA) Limited Partnership:

Date of Transaction	Nature of Transaction	Number of Shares	Approximate Price per Share
11/2/2009	PURCHASE	63,900	$1.11
11/2/2009	PURCHASE	41,300	$1.15
11/3/2009	PURCHASE	31,500	$1.37
11/3/2009	PURCHASE	58,800	$1.35

C.  Transactions for the account of West Face Long Term Opportunities Limited Partnership:

Date of Transaction	Nature of Transaction	Number of Shares	Approximate Price per Share
11/2/2009	PURCHASE	27,400	$1.11
11/2/2009	PURCHASE	17,700	$1.15
11/3/2009	PURCHASE	13,500	$1.37
11/3/2009	PURCHASE	25,200	$1.35

Page 9 of  10 Pages

EXHIBIT B

WEST FACE CAPITAL

West Face Capital
Letter to the Board of Directors of Gold Reserve Inc.
November 3rd, 2009

Gold Reserve Inc.
926 West Sprague Avenue
Suite 200
Spokane, Washington, USA
99201

To the Board of  Directos of Gold Reserve Inc.

West Face Capital Inc. is the beneficial owner of 6.5 million shares and $10.220 million face value of convertible debentures of Gold Reserve (“GRZ”). As a significant holder of GRZ securities, West Face Capital would like to express its views concerning the manner in which the directors of Gold Reserve fulfill their duties to the company and its security holders in the circumstances facing GRZ today. As described below, in circumstances where GRZ has one key asset, being a litigation claim against Government of Venezuela, West Face Capital believes that it is incumbent upon the directors of GRZ to take the necessary and appropriate actions to increase shareholder and other stakeholder value by, among other things: (a) preserving its cash and avoiding transactions that may dilute shareholder value; (b) creating a more optimal capital structure through debt repurchases; and (c) carrying out an auction process open to all bidders aimed at maximizing value.

Preserve Cash/Equipment/Avoid Dilution

In order to avoid diluting GRZ shareholder value, West Face Capital believes that GRZ should immediately cease any negotiations to use its cash and equipment to buy a new development project or merge with a company that has the same effect. These kinds of potentially dilutive transactions should be avoided, at least until such time as a formal auction and sale process has concluded. West Face Capital believes that any new development project could lead to increased financial risk or further shareholder dilution as the upcoming June 2012 convertible debenture refinancing could be put into question.

Page 10 of  10 Pages

Debt Repurchase

Currently, GRZ has a capital structure that is not optimal with cash earning almost zero interest while the debt is being paid 5½%. Given that the debentures are trading at a discount to par value, GRZ also has the ability to reduce debt at an effective yield in excess of 15% (to the 2012 put date). Any such purchases below par value will be incremental to the net asset value of GRZ common shares. West Face urges the company to be more proactive and aggressive in creating a more optimal, cost effective capital structure. This can be done by GRZ repurchasing convertible debentures in tranches, and should be started immediately, before and/or during an auction sale process.

Auction Sale Process

In the circumstances facing GRZ, West Face Capital believes that GRZ should allow its shareholders to decide the future course of the company by conducting a formal auction and sale process and allowing its shareholders to accept or reject the proposal made by the highest bidder.

West Face Capital believes GRZ’s core assets of equipment, drilling and engineering data, as well as the Las Brisas arbitration litigation claim, have significant value and that a third party may be willing to pay a substantial premium to current market value for these assets, preferably with cash or highly liquid equity. It is West Face Capital’s view that the implied value the market is attaching to this litigation asset is de minimis.

In order to maximize value for GRZ and its security holders, West Face Capital believes that the auction and sale process should be open to all participants that are willing to table a formal bid. Among other things, this process should also provide the Government of Venezuela with the opportunity to settle their legal obligations to GRZ by making a cash offer to the company. West Face Capital believes shareholders should be given the opportunity to vote on any proposals that may emerge. If no settlement or takeover offer emerges that is acceptable to shareholders, then GRZ should be fully able to proceed with its current arbitration litigation plan.

West Face Capital is grateful for the opportunity to express its views as a significant security holder of GRZ. It is motivated only by a desire to maximize the value of its investment in GRZ. It looks forward to working with the board of directors of GRZ to achieve that result.

West Face Capital

 2 Bloor Street East, Suite 810, Box #85, Toronto, Ontario M4W IA8
Tel: 647.724.8900    Fax: 647.724.8910    info@westfacecapita1.com